Voting Rights Announcements | 19 February 2024 16:02 MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 19.02.2024 / 16:02 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer 2. Reason for notification MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72   Acquisition/disposal of shares with voting rights X Acquisition/disposal of instruments   Change of breakdown of voting rights X Other reason: Non-applying of trading book exemption according to sec. 36 para. 1 WpHG

3. Details of person subject to the notification obligation 4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 6. Total positions 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Legal entity: Societe Generale SA City of registered office, country: Paris, France   12 Feb 2024   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 0.14% 7.15% 7.30% 37655137 Previous notification 0.00% 0.00% 0.00% / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 54376 0 0.14% 0.00 % Total 54376 0.14 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in %

Right to recall lent securities	NA	NA	1835688	4.88 %
Certificates	22.03.2024 - 28.03.2025	22.03.2024 - 28.03.2025	111531	0.30 %
Convertible Bonds	30.08.2025	30.08.2025	152335	0.40 %
		Total	2099554	5.58 %

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
Listed Call Warrant on Basket	03.01.2033	Until 03.01.2033	Cash	177327	0.47 %
OTC Call Options on Basket	03.01.2033	Until 03.01.2033	Cash	180887	0.48 %
Contracts For Difference	NA	NA	Cash	516	0.00 %
OTC Call Options	15.03.2024-03.01.2033	Until 15.03.2024-03.01.2033	Cash	121205	0.32 %
OTC Put Options	15.03.2024-03.01.2033	Until 15.03.2024-03.01.2033	Cash	8294	0.02 %
Listed Call Warrant	15.03.2024-03.01.2033	Until 15.03.2024-03.01.2033	Cash	97817	0.26 %
Listed Put Warrant	15.03.2024-03.01.2033	Until 15.03.2024-03.01.2033	Cash	8315	0.02 %
			Total	594361	1.58 %

8. Information in relation to the person subject to the notification obligation 9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 10. Other explanatory remarks: Date   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) -Société Générale S.A. % % % -Société Générale Effekten GmbH % % % Proportion of voting rights Proportion of instruments Total of both % % %   16 Feb 2024

19.02.2024 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service